                                             Filed Pursuant to Rule 424B
                                             Registration No. 333-72251


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE DOCUMENTS HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MAY 13, 1999

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 11, 1999)
                                 CONECTIV LOGO

                                  $250,000,000

                          MEDIUM-TERM NOTES, SERIES A
              DUE FROM NINE MONTHS TO 15 YEARS FROM DATE OF ISSUE

--------------------------------------------------------------------------------

Conectiv may offer from time to time up to $250,000,000 in aggregate principal amount of its Medium-Term Notes, Series A. The terms of each Note will be determined at the time of sale and, if different from the terms described in the accompanying prospectus or this prospectus supplement, will be specified in a pricing supplement. These terms will include:

- The stated maturity, which will be between 9 months and 15 years from date of issue
- The interest rate, which will be fixed
- Interest payment dates, if other than May 1 and November 1
- Any redemption provisions

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS OR ANY PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                     PER NOTE                            TOTAL
                                          -------------------------------   -------------------------------
Public Offering Price...................                      100%                           $250,000,000
Agent's Discounts and Commissions.......             .125% - .750%                  $312,500 - $1,875,000
Proceeds to Conectiv....................         99.875% - 99.250%            $248,125,000 - $249,687,500

The Notes are being offered from time to time on behalf of Conectiv by Lehman Brothers Inc., Banc One Capital Markets, Inc., Credit Suisse First Boston and First Union Capital Markets Corp. (as Agents). Each Agent has agreed to use its reasonable efforts to solicit offers to purchase the Notes. Conectiv has reserved the right to sell Notes directly to investors, and no commissions would be paid on any such sale. Conectiv may also sell Notes to an Agent acting as principal for its own account. Conectiv or any Agent that solicits an offer to purchase Notes may reject that offer in whole or in part. Conectiv reserves the right to withdraw, cancel or modify its offering of the Notes without notice.

The Notes will not be listed on any securities exchange, and there can be no assurance that the Notes will be sold or that there will be a secondary market for the Notes.

--------------------------------------------------------------------------------

LEHMAN BROTHERS
              BANC ONE CAPITAL MARKETS, INC.

                             CREDIT SUISSE FIRST BOSTON

                                          FIRST UNION CAPITAL MARKETS CORP.

May   , 1999

                               TABLE OF CONTENTS

                      PROSPECTUS SUPPLEMENT

Recent Developments.........................................  S-2
Use of Proceeds.............................................  S-3
Description of the Medium-Term Notes........................  S-3
Supplemental Plan of Distribution...........................  S-9

                           PROSPECTUS
About this Prospectus.......................................  2
Where You Can Find More Information.........................  2
The Company.................................................  4
Use of Proceeds.............................................  5
Ratio of Earnings to Fixed Charges..........................  5
Description of Debt Securities..............................  5
Plan of Distribution........................................  11
Legal Matters...............................................  12
Experts.....................................................  12

                              RECENT DEVELOPMENTS

     Conectiv announced on May 11, 1999, due to changes in the regulatory environment in the electric utility industry, it is undertaking several strategic initiatives designed to maximize stockholder value and position Conectiv for future growth. These initiatives include: (1) a recapitalization of Conectiv through a share buyback in order to employ a more efficient capital structure appropriate for a competitive environment; (2) a reduction in the quarterly dividend on the Company's Common Stock, par value $0.01 per share (the "Shares"), designed to balance total shareholder return between stock appreciation and dividend yield (the "Dividend Policy Change"); (3) a realignment of Conectiv's generation business by pursuing the potential sale of approximately 2,200 megawatts of nuclear and non-strategic baseload fossil generation, with safeguards to assure continued energy reliability; (4) a focus on value creation through growth of Conectiv's regulated electric and gas delivery business, energy and the telecommunications business; and (5) the implementation of a new productivity improvement and cost reduction program aimed at positioning Conectiv to have a more competitive cost structure without any reduction in quality and service.

     Conectiv is offering to purchase up to 14 million Shares (including the associated preferred stock purchase rights) at a price not greater than $25.50 nor less than $23.50 per Share in cash, as specified by tendering stockholders, upon the terms and subject to the conditions set forth in the Issuer Tender Offer Statement on Schedule 13E-4 filed with the Securities and Exchange Commission. Assuming that we purchase 14 million Shares pursuant to the offer at the maximum specified purchase price of $25.50 per Share, Conectiv expects the maximum aggregate cost, including all fees and expenses applicable to the offer, to be approximately $360,000,000.

     Conectiv's Board of Directors intends to reduce per share dividends on the Shares to an amount equal to 40% to 60% of Conectiv's earnings per Share, which is expected to result in a quarterly dividend of $0.22 per Share as compared to the previous quarterly dividend level of $0.385 per Share, subject to declaration by Conectiv's Board of Directors and evaluation from time to time based on the results of operations, financial condition, capital requirements and other relevant considerations. Conectiv's Board of Directors intends that the quarterly dividend on shares of Class A Common Stock will remain $0.80 per share ($3.20 annualized rate) until March 31, 2001, subject to, among other things, declaration by Conectiv's Board of Directors and the obligations of the Board of Directors to consider the financial condition and regulatory environment of Conectiv and the results of its operations.

     The summary unaudited consolidated pro forma financial information, incorporated by reference from Conectiv's Form 8-K filed May 11, 1999, gives effect to the purchase of Shares pursuant to the offer described above, including the related incurrence of indebtedness, and the Dividend Policy Change, based on certain assumptions described therein and in the related notes.

                                USE OF PROCEEDS

     We intend to use the net proceeds from the issuance and sale of the offered Notes, in part, to repay indebtedness outstanding under our five-year revolving credit facility which was incurred for investments in our non-utility businesses, and in part to fund our Share repurchase offer described above and in the Incorporated Documents. At April 30, 1999, approximately $165,000,000 in aggregate principal amount of indebtedness was outstanding under the five year revolving facility, approximately $105,000,000 in aggregate principal amount of which matures on June 7, 1999 with an interest rate of 5.23% per annum, and approximately $60,000,000 principal amount of which matures on June 10, 1999 with an interest rate of 5.23% per annum. This revolving credit facility will remain available to Conectiv after the application of the net proceeds of the Notes to reduce the outstanding amounts, as discussed above, and we intend to borrow under this facility to obtain funds necessary to fund our common stock repurchase offer. In the event that the Share repurchase does not occur, we intend to use the net proceeds from the issuance and sale of the Notes for general corporate purposes.

                      DESCRIPTION OF THE MEDIUM-TERM NOTES

     The following description of the particular terms of the Notes supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of the Debt Securities set forth under "Description of Debt Securities" in the accompanying prospectus. Certain capitalized terms used but not defined in this prospectus supplement shall have the meanings given to them in the accompanying prospectus, the Notes or the Indenture, as the case may be. The particular terms of the Notes, and provisions of the Notes that vary from the general provisions of the Notes described below and the general provisions of the Debt Securities described in the accompanying prospectus, will be described in the applicable pricing supplement.

GENERAL

     Conectiv will issue from time to time up to $250,000,000 in aggregate principal amount of its Medium-Term Notes, Series A (the "Notes"). The Notes
will be issued under an Indenture dated as of             , 1999 from Conectiv
to First Union Trust Company, National Association, as Trustee, which is more fully described in the accompanying prospectus. Conectiv has initially designated First Union Trust Company, National Association as its Paying Agent and Security Registrar for the Notes.

     The Notes will be issued in fully registered form only in denominations of $1,000 and any larger amount that is an integral multiple of $1,000.

     Each Note will mature on a date from nine months to 15 years from its date of issue, as specified in the applicable pricing supplement. Each Note may also be subject to redemption at Conectiv's option prior to its stated maturity date, as specified in the applicable pricing supplement.

     Interest on each Note will accrue from its date of issue and, except in the limited circumstances described in this prospectus supplement or as otherwise specified in the applicable pricing supplement, will be payable semiannually in arrears on May 1 and November 1 of each year and at maturity. The interest rate applicable to each Note and the other variable terms of each Note will be established by Conectiv on the date of issue of such Note and will be specified in the applicable pricing supplement.

     Interest rates on the Notes may differ depending upon, among other factors, the aggregate principal amount of Notes purchased in any single transaction. We may also offer Notes with different variable terms to different investors concurrently. We may change interest rates and other terms of Notes from time to time, but no such change will affect any Note previously issued or as to which we have accepted an offer to purchase.

     Each Note will be issued initially in book-entry form only (a Note so represented, a "Book-Entry Note"). Each Book-Entry Note will be represented by one or more fully registered global Notes (the "Global Notes") deposited with or on behalf of The Depository Trust Company ("DTC"), or such other depositary as may be identified in the applicable pricing supplement, as depositary. Except in limited circumstances described below, Book-Entry Notes will not be exchangeable for Notes in certificated form.

     The pricing supplement relating to each Note will describe the following terms:

     - the date on which such Note will be issued;

     - the stated maturity date of such Note;

     - the fixed rate per annum at which such Note will bear interest, the interest payment dates for such Note and any record dates for the interest payable on any interest payment dates;

     - the percentage of the principal amount at which such Note will be issued;

     - whether such Note may be redeemed at the option of Conectiv prior to its stated maturity date and, if so, the provisions relating to such redemption;

     - any other terms of such Note not inconsistent with the provisions of the Indenture; and

     - any sinking fund provisions or other mandatory redemption provisions applicable to such Note.

PAYMENT OF PRINCIPAL AND ANY PREMIUM AND INTEREST

     We will pay interest on the Notes, other than interest payable at maturity, by check mailed to the address of the person in whose name such Notes are registered in the security register (the "Holder") of such Notes as of the regular record date relating to each interest payment date; provided, however, that

     - if the original issue date of a Note is after a regular record date and before the corresponding interest payment date, interest for the period from and including the original issue date for such Note to but excluding such interest payment date will be paid on the next succeeding interest payment date to the Holder of such Note on the related regular record date;

     - if and to the extent Conectiv defaults in the payment of the interest due on any Note on any interest payment date, such defaulted interest will be paid as described under "Description of Debt Securities -- Payment of Debt Securities" in the accompanying prospectus;

     - in the case where the registered Holder is the depositary or its nominee (as would be the case for Book-Entry Notes), such payment may be made in accordance with any other arrangements then in effect among Conectiv, the Trustee or other Paying Agent and such Holder; and

     - a registered Holder of $10,000,000 or more in aggregate principal amount of Notes (whether having identical or different terms and provisions) will be entitled to receive interest payments, if any, on any interest payment date other than at maturity by wire transfer of immediately available funds if appropriate wire transfer instructions have been received in writing by Conectiv and the Paying Agent not less than 15 days prior to such interest payment date. Any such wire transfer instructions received by Conectiv and the Paying Agent shall remain in effect until revoked by such Holder.

     Payment of principal, any premium and interest due on the Notes at maturity will be made upon presentation of such Notes at the office of the Paying Agent.

     So long as the depositary is the registered owner of any Global Note, the depositary, or its nominee, as the case may be, will be considered the sole Holder of the Book-Entry Notes represented by such Global Note for all purposes under the Indenture, including payments. Accordingly, so long as the depositary is the registered owner of any Global Note, payments of principal and any premium and interest on Book-Entry Notes represented by such Global Note will be made to the Beneficial Owners (as defined herein) of such Notes, as described below under "-- Book-Entry Notes."

     Unless otherwise specified in the applicable pricing supplement:

     - each Note will bear interest from its original issue date at the rate per annum on the face thereof until the principal thereof is paid or made available for payment;

     - interest on each Note will be payable semi-annually in arrears on each interest payment date and at maturity;

     - the first payment of interest on any such Note originally issued between a regular record date and the related interest payment date will be made on the interest payment date immediately following the next succeeding regular record date to the Holder of such Note on such next succeeding regular record date; and

     - the regular record date with respect to any interest payment date for a Note will be April 15 and October 15 (whether or not a Business Day (as defined below)) immediately preceding the related interest payment date.

Interest will be computed on the basis of a 360-day year of twelve 30-day months.

     If any interest payment date, any redemption date or the stated maturity of a Note falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on the amount so payable for the period from and after such interest payment date, redemption date or stated maturity, as the case may be, to the date of such payment on the next succeeding Business Day.

     Unless otherwise specified in the applicable pricing supplement, "Business Day" means any day, other than a Saturday or Sunday or a day on which banking institutions are not required to be open in the State of New York, the State of Delaware or the State of North Carolina.

REDEMPTION

     The pricing supplement relating to each Note will indicate either that such Note cannot be redeemed at the election of Conectiv prior to the stated maturity date or that such Note will be redeemable, at the election of Conectiv, in whole or in part, on any date on or after the date designated as the "Initial Redemption Date" in such pricing supplement, at the applicable redemption price plus accrued interest to the date fixed for redemption. If such Note is so redeemable, the redemption price will initially be a percentage of the principal amount of such Note to be redeemed equal to the "Initial Redemption Price" specified in such pricing supplement for the twelve-month period commencing on the Initial Redemption Date and shall decline for the twelve-month period commencing on each anniversary of the Initial Redemption Date by a percentage of principal amount to be redeemed equal to the "Reduction Percentage" specified in such pricing supplement until the redemption price is 100% of such principal amount.

     Unless otherwise specified in the applicable pricing supplement, the Notes will not be subject to any sinking fund or other mandatory redemption provisions.

     Additional information concerning redemption is contained under "Description of Debt Securities -- Redemption" in the accompanying prospectus.

     Conectiv may also, at any time, purchase Notes at any price or prices in the open market or otherwise. Notes so purchased by Conectiv may, at its discretion, be held, resold or surrendered to the Trustee for cancellation.

LIMITATION ON SECURED DEBT

     So long as any of the Notes remain outstanding, Conectiv will not create, issue, incur or assume any Secured Debt (as hereinafter defined) without the consent of the Holders of a majority in principal amount of the outstanding Securities of all series (including the Notes) and tranches with respect to which this covenant is made (all such Securities being hereinafter called "Benefitted Securities"), considered as one class; provided, however, that the foregoing covenant will not prohibit the creation, issuance, incurrence or assumption of any Secured Debt if either

     - Conectiv shall make effective provision whereby all Benefitted Securities then outstanding will be secured equally and ratably with such Secured Debt; or

     - Conectiv delivers to the Trustee bonds, notes or other evidences of indebtedness secured by the Lien (as hereinafter defined) which secures such Secured Debt in aggregate principal amount equal to the aggregate principal amount of the Benefitted Securities then outstanding and meeting certain other requirements set forth in the Indenture.

     "Debt", with respect to any person, means

     - indebtedness of such person for borrowed money evidenced by a bond, debenture, note or other written instrument or agreement by which such person is obligated to repay such borrowed money and

     - any guaranty by such person of any such indebtedness of another person.

     "Debt" does not include, among other things,

     - indebtedness of such person under any installment sale or conditional sale agreement or any other agreement relating to indebtedness for the deferred purchase price of property or services,

     - obligations of such person under any lease agreement (including any lease intended as security), whether or not such obligations are required to be capitalized on the balance sheet of such person under generally accepted accounting principles, or

     - liabilities secured by any Lien on any property owned by such person if and to the extent that such person has not assumed or otherwise become liable for the payment thereof.

     "Lien" means any lien, deed of trust, pledge or security interest.

     "Secured Debt", with respect to any person, means Debt created, issued, incurred or assumed by such person which is secured by a Lien upon any shares of stock of Delmarva Power & Light Company or Atlantic City Electric Company, whether owned at the date of the initial authentication and delivery of the Notes or thereafter acquired.

RELEASE OF PRIMARY LIABILITY

     Conectiv may be released and discharged from all obligation on the Notes and under the Indenture in respect of the Notes if:

     - no Event of Default, or event which with the passage of time or the giving of required notice or both would become an Event of Default, has occurred and is continuing;

     - a subsidiary of Conectiv assumes such obligations by delivering to the Trustee and to Conectiv an assumption agreement and a supplemental indenture pursuant to which such subsidiary

        - assumes, on a full recourse basis, Conectiv's obligations on the Notes and the obligations under the Indenture relating to the Notes, and

        - agrees that any covenants made by Conectiv with respect to such Notes will become solely covenants of, and shall relate to, such subsidiary; and

     - at the time of such assumption Conectiv executes a guaranty pursuant to which Conectiv will fully and unconditionally guarantee the payment of the obligations of the assuming subsidiary under the Notes and under the Indenture relating to the Notes, including without limitation, payment, as and when due, of the principal of, premium, if any, and interest on the Notes.

BOOK-ENTRY NOTES

     DTC will act as securities depositary for the Book-Entry Notes. The Book-Entry Notes will be issued only as fully registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global certificates for the Notes, representing the aggregate principal amount of Notes, will be issued and will be deposited with DTC.

     The following is based on information furnished by DTC:

          DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

          Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except in the event that use of the book-entry system for the Notes is discontinued.

          To facilitate subsequent transfers, all Notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

          The delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

          Redemption notices shall be sent to Cede & Co. If less than all of the Notes are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

          Neither DTC nor Cede & Co. will consent or vote with respect to the Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to Conectiv as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

          Payments on the Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, the Paying Agent or Conectiv, subject to any statutory or regulatory requirements as may be in effect from time to time. Payments to DTC will be the responsibility of Conectiv and the Paying Agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct Participants and Indirect Participants.

          Management of DTC is aware that some computer applications, systems and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed Direct Participants and Indirect Participants and other members of the financial community (the "Industry") that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and interest payments) to securityholders, book-entry deliveries, and settlement of trades within DTC ("Depositary Services"), continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

          However, DTC's ability to perform properly its services is also dependent upon other parties, including, but not limited to, issuers and their agents, as well as DTC's Direct Participants and Indirect Participants, third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the Industry that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (1) impress upon them the importance of such services being Year 2000 compliant; and (2) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

          According to DTC, the information in the preceding two paragraphs with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

     DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to Conectiv or the Paying Agent. Under such circumstances, in the event that a successor securities depository is not obtained, certificates for the Notes will be delivered to the Beneficial Owners.

     Conectiv may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, certificates for the Notes will be delivered to the Beneficial Owners.

     The information in this section concerning DTC and DTC's system has been obtained from sources that Conectiv believes to be reliable, but Conectiv takes no responsibility for the accuracy thereof.

     None of Conectiv, any Agents, the Trustee, any Paying Agent or any Security Registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Notes or for maintaining, supervising or reviewing any records relating thereto.

     Except as provided herein, a Beneficial Owner of an interest in a Global Note will not be entitled to receive physical delivery of Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Notes.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

     Under the terms of a Distribution Agreement dated                , 1999,
the Notes are offered on a continuing basis by Conectiv through the Agents, which have agreed to use their best efforts to solicit purchases of the Notes. Conectiv will pay each Agent a commission of from .125% to .750% of the principal amount of each Note, depending on its stated maturity, sold through such Agent. Conectiv will have the sole right to accept offers to purchase notes and may reject any such offer, in whole or in part. Each Agent will have the right, in its discretion reasonably exercised, without notice to Conectiv, to reject any offer to purchase notes received by it, in whole or in part. Conectiv also may sell Notes to each Agent, acting as principal, at or above par or at a discount to be agreed upon at the time of sale, for resale to one or more investors or to one or more broker-dealers (acting as principal for purposes of resale) at varying prices related to prevailing market prices at the time of such resale, as determined by such Agent or, if so agreed, at a fixed public offering price. Unless otherwise specified in the applicable pricing supplement, any Note sold to an Agent as principal will be purchased by such Agent at a price equal to 100% of the principal amount thereto less a percentage equal to the commission applicable to an agency sale of a note of identical stated maturity. Conectiv has reserved the right to sell Notes directly on its own behalf in those jurisdictions where it is authorized to do so or as otherwise provided in the applicable pricing supplement. In such circumstances, Conectiv will have the sole right to accept offers to purchase Notes and may reject any offer to purchase Notes in whole or in part. In the case of sales made directly by Conectiv, no commissions will be paid.

     An Agent purchasing Notes as principal may resell such Notes to dealers, unless Conectiv and such Agent agree otherwise. Any such sales may be at a discount, which will not exceed the amount set forth in the applicable pricing supplement.

     The Agents may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. Conectiv has agreed to indemnify the Agents against and contribute toward certain liabilities, including liabilities under such Act. Conectiv has agreed to reimburse the Agents for certain expenses, including, but not limited to, the fees and expenses of counsel to such Agents.

     In the ordinary course of their respective businesses, certain of the Agents and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with, and the provision of services to, Conectiv and its affiliates. First Union Capital Markets Corp. is an affiliate of First Union Trust Company, National Association, which is acting as the Trustee under the Indenture and as the Paying Agent and the Security Registrar in connection with the Notes. In addition, First Union National Bank, an affiliate of First Union Capital Markets Corp., and First National Bank of Chicago, an affiliate of Banc One Capital Markets, Inc., are lenders under Conectiv's five-year revolving credit facility and will receive their respective shares of any repayment of the five-year revolving credit facility made from the proceeds of this offering. See "Use of Proceeds." Accordingly, the offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules.

     Conectiv has been advised by the Agents that, in connection with the offering made hereby, the Agents may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cove short positions created by the Agents in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes, and short positions created by the Agents involve the sale by the Agents of a greater aggregate principal amount of Notes than they are required to purchase from Conectiv. The Agents also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the notes sold in the offering may be reclaimed by the Agents if such notes are repurchased by the Agents in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

[CONECTIV LOGO]                                                       PROSPECTUS

CONECTIV
800 King Street
Wilmington, Delaware 19899
(302) 429-3525

                                  $250,000,000

                                DEBT SECURITIES

     We may offer from time to time unsecured debt securities consisting of senior notes and debentures, subordinated notes and debentures and/or other unsecured evidences of indebtedness in one or more series. The aggregate initial offering price of the securities that are offered will not exceed $250,000,000. We will offer the securities in an amount and on terms to be determined by market conditions at the time of the offering.

     We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is May 11, 1999

                               TABLE OF CONTENTS

About This Prospectus.......................................    2
Where You Can Find More Information.........................    2
The Company.................................................    4
Use of Proceeds.............................................    5
Ratio of Earnings to Fixed Charges..........................    5
Description of Debt Securities..............................    5
Plan of Distribution........................................   11
Legal Matters...............................................   12
Experts.....................................................   12

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that Conectiv ("we" or "Conectiv") filed with the Securities and Exchange Commission (the "SEC") utilizing a shelf registration process. Under this shelf process, we may sell Debt Securities in a cumulative amount up to $250,000,000 in one or more offerings through December 31, 1999. This prospectus provides you with a general description of the Debt Securities we may offer. Whenever we sell Debt Securities under this registration statement, we will provide supplements to this prospectus which will contain specific information about the terms of that particular transaction. The prospectus supplement or pricing supplement may also add, update or change information contained in this prospectus. Although we will try to include all information that we believe may be material to investors, certain details that may be important to you may have been excluded. To obtain more detailed information, you should read the exhibits filed by us with this registration statement or our other SEC filings. You also should read this prospectus and any prospectus supplement together with the additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION."

     We also regularly file with the SEC documents that include information about our financial statements and our company, including information on matters that might affect our future financial results. Our principal subsidiaries, Delmarva Power & Light Company ("Delmarva") and Atlantic City Electric Company ("ACE"), also periodically file documents with the SEC. It is important for you to read these documents, this Prospectus and the applicable Prospectus Supplement before you invest.

                      WHERE YOU CAN FIND MORE INFORMATION

AVAILABLE INFORMATION

     We file annual, quarterly and special reports, and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room located at 450 Fifth Street, N. W., Room 1024 Washington, D. C. 20549 or at the SEC's other public reference facilities located at the New York Regional Office 7 World Trade Center, Suite 1300, New York, New York 10048 and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 to obtain information about the operation of the public reference facilities. The Company's Common Stock and Class A Common Stock are listed on the New York Stock Exchange (NYSE: CIV and CIV.A, respectively).

     Our SEC filings are also available for inspection at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Please call the New York Stock Exchange at (212) 656-5060 to learn how to obtain copies. The SEC also maintains an Internet world wide web site that contains annual and quarterly reports, proxy statements and other information about issuers. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. Our SEC filings can also be reviewed at Conectiv's Internet web site at http://www.conectiv.com. Please click on

"InvestorInfo" on the home page to access our SEC filings. The information contained at our Internet web site (other than the SEC filings referred to below) is not incorporated in this prospectus by reference and you should not consider it a part of this prospectus.

INCORPORATION BY REFERENCE

     We incorporate by reference the information we file with the SEC, which means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we file with the SEC at a later date will automatically update this prospectus. We incorporate by reference the documents listed below and any future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Incorporated Documents"), until all the Debt Securities are sold:

     - Annual Report of Conectiv on Form 10-K for the year ended December 31, 1998;

     - Quarterly Report of Conectiv on Form 10-Q for the period ended March 31, 1999;

     - Current Report of Conectiv on Form 8-K/A dated March 9, 1998;

     - Current Reports of Conectiv on Form 8-K dated January 26, 1999, February 17, 1999, April 14, 1999 and May 11, 1999; and

     - Current report of Atlantic Energy, Inc. on Form 8-K dated March 3, 1998.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Corporate Secretary -- Assistant Secretary

CONECTIV
800 King Street
Wilmington, Delaware 19899
(302) 429-3935

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We may only use this prospectus to sell Debt Securities if it is accompanied by a prospectus supplement. We are only offering these Debt Securities in states where the offer is permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                  THE COMPANY

     Conectiv is a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended ("PUHCA") and is headquartered in Wilmington, Delaware. On March 1, 1998, through a combination of Delmarva and Atlantic, Delmarva and its direct subsidiaries and Atlantic's direct subsidiaries, including ACE, became direct subsidiaries of Conectiv and Atlantic was merged out of existence. Delmarva was incorporated under the laws of the State of Delaware in 1909 and under the laws of the Commonwealth of Virginia in 1979. Delmarva's primary business includes producing, purchasing, delivering and selling electricity; purchasing, transporting and selling natural gas; and providing other services which are primarily energy-related. Delmarva provides electric service in Delaware, Maryland and Virginia and gas service in Delaware. ACE is a public utility company organized under the laws of the State of New Jersey in 1924 by the merger and consolidation of several utility companies. ACE is engaged in the generation, transmission, distribution, and sale of electric energy in the southern part of New Jersey.

     Conectiv provides vital services (energy, telecommunications, heating, cooling and plumbing) to homes and businesses in the mid Atlantic region. We currently have 950,000 regulated retail energy customers and 175,000 nonregulated retail energy, services and telecommunications customers in Delaware, southern New Jersey, and parts of Virginia, Maryland and southeastern Pennsylvania.

     Conectiv is organized in three business groups: Energy, Power Delivery and Services. Energy is a multi-fueled, asset-backed energy (electric, natural gas, oil) provider to regulated and unregulated customers throughout the mid Atlantic region. Power Delivery delivers electricity and natural gas in four regulated franchise jurisdictions. Services include Conectiv Communications Inc. ("CCI"), Conectiv Services Inc. ("CSI") and Conectiv Thermal Inc. ("CTS"). CCI was formed in November 1997 and provides facilities-based local and long distance telecommunications services. CSI commenced operations in 1996 as a full-service heating, ventilation and air-conditioning ("HVAC") business and has expanded its operation through acquisitions of other established HVAC businesses. CTS began operation in 1995 and provides thermal energy services to large commercial and industrial customers, including casinos, hotels and office complexes, primarily in New Jersey.

     The information above concerning Conectiv and its subsidiaries is only a summary. For additional information concerning the Company and its subsidiaries, you should refer to the information described in "Where You Can Find More Information."

     The principal executive offices of Conectiv are located at 800 King Street, Wilmington, DE 19899 and the telephone number for Conectiv information is 1-800-424-8401.

                                USE OF PROCEEDS

     Unless the applicable prospectus supplement indicates otherwise, we anticipate adding the net proceeds to be received from the sale of the offered Debt Securities to our general funds, which may be used to:

     - repay short-term debt;

     - finance capital expenditures of non-regulated subsidiary companies;

     - repurchase shares of our common stock; and

     - provide working capital.

Until all of the net proceeds are used, they may be temporarily invested in short-term interest-bearing securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our consolidated ratios of earnings to fixed charges for the periods indicated are as follow:

         TWELVE MONTHS ENDED DECEMBER 31,
       ------------------------------------
       1998    1997    1996    1995    1994
       ----    ----    ----    ----    ----
       2.38    2.63    2.83    2.92    2.85

For purposes of computing the ratio, earnings are net income plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium and expense, preferred stock dividend requirements of subsidiaries and interest on leases. Preferred dividend requirements for purposes of computing the ratio have been increased to an amount representing the pre-tax earnings that would be required to cover such dividend requirements.

                         DESCRIPTION OF DEBT SECURITIES

     The following description states the general terms and provisions of our unsecured debt securities. In this prospectus, "Debt Securities" means the debentures, notes, bonds and other evidences of indebtedness that we will issue and the Trustee will authenticate and deliver under an Indenture to be entered into between us and the trustee, First Union Trust Company, National Association. The prospectus supplement will describe the specific terms of the Debt Securities offered through that prospectus supplement and any general terms outlined in this section that will not apply to those Debt Securities.

     We have summarized certain terms and provisions of the Indenture in this section. The summary is not complete. Also, we have filed the form of the Indenture as an exhibit to this registration statement. You should read the form of Indenture for additional information before you buy any Debt Securities. The Indenture will be qualified under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). You should refer to the Trust Indenture Act for provisions that apply to the Debt Securities. In the summary, we have included references to section numbers of the Indenture so that you can more easily locate these provisions. This summary also is subject to and qualified by reference to the description of the particular terms of the Debt Securities described in the applicable prospectus supplement or supplements and pricing supplement or supplements. Capitalized terms used but not defined in this summary have the meanings specified in the Indenture.

GENERAL

     We may issue an unlimited amount of Debt Securities or other securities under the Indenture. The Debt Securities will be our direct, senior, unsecured obligations and will rank equally with any other senior, unsecured debt of Conectiv. Debt Securities issued under the Indenture will be issued as part of a series that has been established pursuant to a supplemental indenture, a Board Resolution or an Officer's

Certificate designating the specific terms of the series of Debt Securities (Section 2.01). These terms will be described in a prospectus supplement and will include, among other things, the following:

     - The title of the Debt Securities of the series;

     - The denominations in which the Debt Securities can be issued if other than denominations of $1,000 or any integral multiple thereof;

     - Any limit upon the aggregate principal amount of the Debt Securities;

     - The date or dates on which the principal and premium, if applicable, of the Debt Securities will be payable;

     - The interest rate or rates which the Debt Securities will bear, the interest payment dates for the Debt Securities and any record dates for the interest payable on any interest payment dates;

     - The place or places where the principal of and premium, if any, and interest, if any, on any of the Debt Securities will be payable;

     - The percentage of the principal amount at which the Debt Securities will be issued and any provisions that would permit the Debt Securities to be payable prior to their final maturity at the election of Conectiv or of the Holders of the Debt Securities;

     - Any sinking fund provisions that would obligate us to repurchase or to redeem part or all of the Debt Securities prior to their final maturity;

     - Any deletions or modifications of or additions to the Events of Default or covenants of Conectiv;

     - The applicability of the provisions described under the Heading "Defeasance" to the Debt Securities;

     - Whether the Debt Securities will be issued in whole or in part in the form of a "global security" (meaning a debt security issued under the Indenture to represent all or part of an entire series of Debt Securities); and

     - Any other terms of the Debt Securities.

     Some of the Debt Securities may be issued at a discount below their stated principal amount bearing no interest or a reduced interest rate. These Debt Securities are known as "Discount Securities." In such a case, any applicable United States federal income tax consequences and other special factors applicable to the Discount Securities should be considered prior to purchasing such Discount Securities and will be described in a prospectus supplement.

PAYMENT OF DEBT SECURITIES (Sections 2.01 and 2.12)

     Unless we state differently in a prospectus supplement, we may make interest payments on any series of Debt Securities by mailing a check to the address of the Holder listed on the Security Registrar's books or by wire transfer to the account of any Holder as of the close of business on the regular record date relating to such payment. However, we will pay interest payable at maturity to the person to whom the principal is paid. If we have defaulted in the payment of interest on any Debt Security, then we shall pay defaulted interest in any lawful manner. We may pay such defaulted interest to the persons who are Holders of Debt Securities as of the close of business on a date at least 5 Business Days prior to the date on which we propose to pay such defaulted interest.

     Unless otherwise specified in the prospectus supplement, we will pay principal, premium, if any, and interest on the Debt Securities at maturity upon presentation of the Debt Securities at the corporate trust office of First Union Trust Company, National Association, One Rodney Square, 920 King Street, Wilmington, Delaware, 19801, as Paying Agent. In our discretion, we may change the place of payment on the Debt Securities, and may remove any Paying Agent and may appoint one or more additional Paying Agents (including ourselves or any of our affiliates).

REGISTRATION AND TRANSFER (Sections 2.05 and 2.08)

     You may exchange or transfer Debt Securities at the office of the Trustee. The Trustee acts as our agent for registering Debt Securities in the names of Holders and transferring Debt Securities. The Company may appoint or remove additional agents or may act as its own agent for this purpose. The Company may at its discretion change the place for registration of transfer of the Debt Securities.

     Except as otherwise provided in a prospectus supplement, there will be no service charge for the registration of transfer or exchange of any Debt Security but we may require you to pay any applicable tax or other governmental charge payable in connection with the registration of transfer or exchange of Debt Securities. We are not required to execute or to provide for the registration of transfer of, or the exchange of, (a) Debt Securities during a period of 15 days prior to giving any notice of redemption of such Debt Securities called for redemption or (b) any Debt Securities selected for redemption, except the unredeemed portion of any Debt Securities being redeemed in part.

REDEMPTION (Sections 9.02, 9.03 and 9.04)

     The terms for the redemption of Debt Securities will be stated in the applicable prospectus supplement. Unless the prospectus supplement states differently and except with respect to Debt Securities redeemable at the option of the Holder, Debt Securities will be redeemable upon notice by mail to each Holder of Debt Securities to be redeemed between 30 and 60 days prior to the redemption date. If less than all of the Debt Securities of any series are to be redeemed, the Trustee will select the Debt Securities to be redeemed pro rata, by lot or by another method as the Trustee deems fair and appropriate. Debt Securities selected by the Trustee shall be redeemed in the amounts of $1,000 or, with respect to Securities of any series issuable in other denominations, in amounts equal to the minimum principal denomination for such series of Debt Securities and integral multiples thereof.

     Any notice of redemption at the option of Conectiv may state that such redemption will be conditional upon receipt by the Paying Agent of monies sufficient to redeem all the Securities called for redemption not later than the opening of business on the redemption date. If such monies are not deposited by such date and time, the Paying Agent shall promptly notify the holders of all Securities called for redemption of such fact and Conectiv shall not be required to redeem such securities.

     Debt Securities will cease to bear interest on the redemption date. Upon the surrender of your Debt Securities, Conectiv will pay the redemption price plus any premium and accrued interest. If only part of your Debt Securities is redeemed, the Trustee will deliver to you a new Debt Security of the same series for the remaining portion.

CONSOLIDATION, MERGER OR SALE (Sections 4.01 and 4.02)

     The Indenture generally permits us to merge, convert or consolidate with or to sell or lease all or substantially all of our assets to another United States based company as long as:

     - the resulting entity expressly assumes all of our obligations under the Debt Securities and the Indenture;

     - immediately after the transaction, no Event of Default exists;

     - Conectiv delivers to the Trustee an officer's certificate and legal opinion stating that the transaction complies with the Indenture; and

     - certain other conditions are met.

     If we merge or consolidate with or sell all or substantially all of our assets to another United States based company, and satisfy the conditions enumerated above, then we will be relieved of all obligations under the Indenture and the Debt Securities.

EVENTS OF DEFAULT (Section 5.01)

     "Event of Default," when used in the Indenture with respect to any series of Debt Securities, means any of the following:

     - failure to pay interest on Debt Securities for 30 days after the same becomes due;

     - failure to pay principal of or premium, if any, on Debt Securities when due;

     - failure to comply with any of our agreements in the Debt Securities or the Indenture that applies to Debt Securities for 60 days after receiving written notice of such failure;

     - certain events in bankruptcy, insolvency or reorganization of Conectiv;
       or

     - any other Event of Default described in a prospectus supplement applicable to that certain series of Debt Securities.

REMEDIES

  Acceleration of Maturity (Section 5.02 and 5.04)

     If an Event of Default (other than an Event of Default with respect to certain events in bankruptcy, insolvency or reorganization of Conectiv) occurs and is continuing, then either the Trustee or the Holders of not less than 33% in aggregate principal amount of the outstanding Debt Securities may declare the principal amount (or if any of the Debt Securities are Discount Securities, such portion of the principal amount thereof as may specified in the terms thereof) of all such outstanding Debt Securities, together with premium, if any, and accrued interest, if any, to be due and payable immediately by written notice to us (and to the Trustee if given by the Holders of Debt Securities).

     If any Event of Default with respect to certain events in bankruptcy, insolvency or reorganization of Conectiv occurs and is continuing, the principal of, together with premium, if any, and interest, if any, on all the Debt Securities shall become and be immediately due and payable without any declaration or other act on the part of the Trustee of any Holders.

     With certain exceptions, the Holders of a majority in principal amount of the outstanding Debt Securities may waive an existing Event of Default. If all existing Events of Default have been waived or cured, except nonpayment of any amount that has become due solely because of acceleration, any such acceleration and its consequences shall be automatically rescinded unless such rescission would conflict with any judgment or decree.

     The prospectus supplement for each series of Debt Securities that are Discount Securities will describe the particular provisions that relate to the acceleration of maturity of a portion of the principal amount of such series when an Event of Default occurs and continues.

  Right to Direct Proceedings (Section 5.05)

     If an Event of Default occurs and is continuing, the Holders of a majority in principal amount of the outstanding Debt Securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee; provided, however, that (a) such direction does not conflict with any rule of law or with the Indenture, and could not involve the Trustee in personal liability in circumstances where indemnity would not, in the Trustee's sole discretion, be adequate, (b) the Trustee determines that such direction does not unduly prejudice the rights of the other Holders and (c) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

  Limitation on Right to Institute Proceedings (Section 5.06)

     No Holder of Debt Securities shall have the right to pursue any remedy with respect to the Indenture or the Debt Securities unless:

     - the Holder provides the Trustee with written notice of a continuing Event of Default;

     - the Holders of at least 33% in principal amount of the outstanding Debt Securities make a written request to the Trustee to pursue the remedy and offer the Trustee reasonable security or indemnity against any loss, liability or expense;

     - the Trustee does not comply with the request within 60 days after receipt of the request and the offer of security or indemnity; and

     - the Holders of a majority of principal amount of the outstanding Debt Securities do not give the Trustee a direction inconsistent with the request during the 60-day period.

  No Impairment of Right to Receive Payment (Section 5.07)

     Notwithstanding any other provision in the Indenture (including remedies which are subject to conditions precedent), each Holder of Debt Securities will have the right, which is absolute and unconditional, to receive payment of the principal of and premium, if any, and interest, if any, on the Debt Securities when due and to institute suit for the enforcement of any such payment. Such rights may not be impaired or affected without the consent of such Holder.

  Notice of Default (Section 6.05)

     If an Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each Holder of Debt Securities notice of the Event of Default, within 90 days after it occurs. The Trust Indenture Act currently permits the Trustee to withhold notices of default (except for certain payment defaults) if the Trustee in good faith determines that witholding the notice is in the interests of the Holders.

MODIFICATION OF THE INDENTURE (Sections 5.04, 8.01 and 8.02)

  Modification Without Consent

     Conectiv and the Trustee may amend and/or supplement the Indenture or the Debt Securities without notice to or consent of any Holder for any of the following purposes:

     - to cure any ambiguity, omission, defect or inconsistency; or

     - to evidence the succession of another entity to Conectiv and the assumption by any such successor of the covenants of Conectiv in the Indenture and the Debt Securities; or

     - to provide for the procedures required to permit Conectiv to utilize, at its option, a non-certificated system of registration for all or any series of the Debt Securities; or

     - to provide collateral security for the Debt Securities; or

     - to add to the covenants of Conectiv for the benefit of all Holders of the Debt Securities of one or more specific series or for the benefit of the holders of the Debt Securities or to surrender any right or power conferred upon Conectiv by the Indenture; or

     - to make any change that does not adversely affect the rights of any holder of any Debt Securities in any material respect.

     Without limiting the generality of the foregoing, if the Trust Indenture Act is amended after the date of the Indenture so as to require changes to the Indenture or the incorporation therein of additional provisions or so as to permit changes to, or the elimination of, provisions which, at the date of the Indenture or at any time thereafter, were required by the Trust Indenture Act to be contained in the

Indenture, the Indenture will be deemed to have been amended so as to conform to such amendment or to effect such changes or elimination, and the Company and the Trustee may, without the consent of any holders of any Debt Securities, enter into one or more supplemental indentures to evidence or effect such amendment.

  Modification With Consent

     Conectiv and the Trustee may amend and/or supplement the Indenture or the Debt Securities without notice to any Holder but with the written consent of the Holders of more than 50% of the aggregate principal amount of outstanding Debt Securities of each series affected by the change. Without the consent of each Holder affected, any amendment may not:

     - reduce the amount of outstanding Debt Securities whose Holders must consent to an amendment;

     - reduce the rate of or extend the time for payment of interest on any Debt Security;

     - reduce the principal of or extend the fixed maturity of any Debt
       Security;

     - reduce the premium payable upon the redemption of any Debt Security or change the time at which any Debt Security may or shall be redeemed;

     - make any Debt Security payable in money other than that stated in the Debt Security; or

     - reduce the number of holders of Debt Securities that are required for any waiver of default under the Indenture.

     We may enter into supplemental indentures for other specified purposes, including the creation of a new series of Debt Securities, without the consent of any Holder of Debt Securities.

DEFEASANCE (Section 7.01)

     We will be discharged from our obligations on the Debt Securities of any series, or any portion of the principal amount thereof, at any time that we irrevocably deposit in trust with the Trustee or any Paying Agent (other than Conectiv) cash or non-redeemable U.S. Government Obligations, or a combination of the two, sufficient to pay the principal of, and premium if any, and interest, if any or other sums due to the maturity date or a redemption date of, the Debt Securities of the series. If this happens, the Holders of Debt Securities of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities.

     "U.S. Government Obligations" include direct obligations of, or obligations unconditionally guaranteed by, the United States entitled to the benefit of the full faith and credit thereof and certificates, depositary receipts or other instruments which evidence a direct ownership interest in such obligations or in any specific interest or principal payments due in respect thereof.

DISCHARGE OF INDENTURE (Section 7.02)

     The Indenture will cease to be of any effect when:

     - all previously issued Debt Securities have been delivered to the Trustee for cancellation and have been deemed paid; and

     - all sums payable by us under the Indenture have been paid.

RESIGNATION AND REMOVAL OF THE TRUSTEE (Section 6.08)

     The Trustee may resign at any time by giving written notice thereof to us. The Holders of a majority in principal amount of the then outstanding Debt Securities may remove the Trustee or, as long as no Event of Default has occurred or is continuing, Conectiv may remove the Trustee.

     No resignation or removal of the Trustee and no appointment of a successor trustee will become effective until the acceptance of appointment by a successor trustee in accordance with the requirements of the Indenture.

                              PLAN OF DISTRIBUTION

     We may sell the Debt Securities offered under this prospectus through underwriters, agents or dealers or directly to purchasers.

UNDERWRITERS

     Any agents or underwriters will be identified and their compensation (including underwriting discount) will be described in the applicable prospectus supplement. The prospectus supplement will also describe other terms of the offering, including any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the offered securities may be listed.

     The distribution of Debt Securities under this prospectus may occur from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

AGENTS AND DIRECT SALES

     If the applicable prospectus supplement indicates, we will authorize dealers or our agents to solicit offers by certain institutions to purchase offered Debt Securities from us pursuant to contracts that provide for payment and delivery on a future date. We must approve all institutions, but they may include, among others:

     - commercial and savings banks;

     - insurance companies;

     - pension funds;

     - investment companies; and

     - education and charitable institutions.

     The institutional purchaser's obligations under the contract are subject only to the condition that the purchase of the offered Debt Securities at the time delivery is allowed by any laws that govern the purchaser. The dealers and our agents will not be responsible for the validity or performance of the contracts.

GENERAL INFORMATION

     Underwriters, dealers and agents participating in a sale of Debt Securities may be deemed to be underwriters as defined in the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the Debt Securities may be deemed to be underwriting discounts and commissions under the Securities Act. We may have agreements with the agents, underwriters and dealers to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the agents, underwriters or dealers may be required to make as a result of those certain civil liabilities.

     Unless we indicate differently in a prospectus supplement, we will not list the Debt Securities on any securities exchange. If we sell a security offered under this prospectus to an underwriter for public offering and sale, the underwriter may make a market for that security but is not obligated to do so. Therefore, we cannot give any assurances to you concerning the liquidity of any security offered under this prospectus.

     Agents and underwriters and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiary companies in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the Debt Securities will be passed upon for Conectiv by Peter F. Clark, General Counsel for Conectiv, and for the underwriters or agents by Thelen Reid & Priest LLP, New York, New York. Thelen Reid & Priest LLP represents Conectiv in connection with certain federal income tax matters.

                                    EXPERTS

     The consolidated balance sheets of Conectiv and subsidiary companies as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in common stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998, incorporated by reference in this Registration Statement, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of Atlantic Energy, Inc. incorporated herein by reference from their respective Current Report on Form 8-K dated March 3, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     Peter F. Clark, General Counsel for Conectiv, has reviewed the statements made under "Description of Debt Securities" and in the Incorporated Documents as to matters of law and legal conclusions. Such statements have been made in reliance upon his authority as an expert.

                                 CONECTIV LOGO

                                  $250,000,000

                          Medium-Term Notes, Series A
                          Due Nine Months to 15 Years
                               from Date of Issue

                           -------------------------

                             PROSPECTUS SUPPLEMENT
                                           , 1999

                           -------------------------

                                LEHMAN BROTHERS
                         BANC ONE CAPITAL MARKETS, INC.
                           CREDIT SUISSE FIRST BOSTON
                       FIRST UNION CAPITAL MARKETS CORP.